Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

May 9, 2024

VIA EDGAR AND EMAIL

Laura McKenzie and Perry Hindin

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parks America, Inc.
Definitive Additional Materials filed May 7, 2024
File No. 000-51254

Dear Ms. McKenzie and Mr. Hindin:

I am writing on behalf of Parks! America, Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 8, 2024, with respect to the Company’s above-referenced definitive additional materials filed as “DEFA14A” with the Commission on May 7, 2024, File No. 000-51254 (the “DEFA14A”). This letter is being filed with the Commission electronically via the EDGAR system.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the DEFA14A, and all capitalized terms used but not defined herein have the same meaning as in the DEFA14A.

Definitive Additional Materials filed May 7, 2024

General

1.	Your statement on page 4 that “FC has deceitfully left the door wide open” regarding proxy expense recovery appears to impugn the character, integrity and reputation of Focused Compounding without adequate factual foundation. Please do not use these or similar statements without providing a proper factual foundation for the statements. Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please refer to Note (b) to Rule 14a-9. Please refrain from including such statements in future soliciting materials.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will refrain from including such statements in future soliciting materials.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

U.S. Securities and Exchange Commission May 9, 2024 Page 2

Important Additional Information, page 6

2.	Your statement that “[t]he Company, its directors, nominees and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders” (emphasis added) is inconsistent with disclosure in Annex A of the Company’s proxy statement filed April 23, 2024, stating that “members of the Board, director nominees and certain officers and other employees of the Company are ‘participants’ with respect to our solicitation of proxies.” In future filings, please revise to avoid inserting doubt as to each person’s status and to be consistent with the definition of participant in instruction 3 to Item 4 of Schedule 14A.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings the Company will include disclosure substantially similar to the below (removed text in strikethrough font and bold underlined text representing an addition).

The Company, its directors, nominees and certain of its executive officers ~~may be deemed to be~~ are participants in the solicitation of proxies from the Company’s stockholders in connection with any matters to be considered at the upcoming annual meeting of stockholders, scheduled to be held on June 6, 2024 (including any adjournments or postponements thereof, the “Annual Meeting”). On April 23, 2024, the Company filed a definitive proxy statement, as amended May 3, 2024 (the “Definitive Proxy Statement”), and a WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies from the Company’s stockholders with respect to the Annual Meeting. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, THE ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION RELATING TO THE ANNUAL MEETING. The Definitive Proxy Statement contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Such information can be found in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Definitive Proxy Statement on page 16 and available here. Stockholders can obtain the Definitive Proxy Statement with respect to the Annual Meeting, including any amendments or supplements to such proxy statement and other documents, if any, filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies would also be available at no charge on the Company’s website at https://animalsafari.com/investor-relations/.

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U.S. Securities and Exchange Commission May 9, 2024 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Lisa Brady (lisa@parksamerica.com)
C. Patrick Gadson (pgadson@velaw.com)
Brett F. Peace (bpeace@velaw.com)